Exhibit 99.1

SIXTH SUPPLEMENTAL INDENTURE

Dated as of September 17, 2026

among

TR FINANCE LLC,

as Issuer,

and

THOMSON REUTERS CORPORATION,

as Parent Guarantor,

and

THE SUBSIDIARY GUARANTORS PARTY HERETO

and

DEUTSCHE BANK TRUST COMPANY AMERICAS,

as Notes Trustee,

and

COMPUTERSHARE TRUST COMPANY OF CANADA,

as Co-Trustee

to

INDENTURE

Dated as of March 20, 2025

5.100% NOTES DUE 2028

5.750% NOTES DUE 2033

This Sixth Supplemental Indenture, dated as of the 17th day of September, 2026, among TR Finance LLC, a limited liability company formed under the laws of the State of Delaware (hereinafter called the “Company”), Thomson Reuters Corporation, a corporation existing under the laws of the Province of Ontario, Canada (hereinafter called “TRC” or the “Parent Guarantor”), West Publishing Corporation, a corporation formed under the laws of the State of Minnesota (herein called “West Publishing”), Thomson Reuters Applications Inc., a corporation formed under the laws of the State of Delaware (herein called “Thomson Reuters Applications”), Thomson Reuters (Tax & Accounting) Inc., a corporation formed under the laws of the State of Texas (herein called “Thomson Reuters (Tax & Accounting)” and together, with West Publishing and Thomson Reuters Applications, the “Subsidiary Guarantors” and together with the Parent Guarantor, the “Guarantors”), Deutsche Bank Trust Company Americas, a New York banking corporation, as trustee (hereinafter called the “Notes Trustee”), and Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada (hereinafter called the “Co-Trustee” and together with the Notes Trustee, the “Trustees”).

WITNESSETH:

WHEREAS, the Company, TRC, the Subsidiary Guarantors, the Notes Trustee and the Co-Trustee entered into an indenture, dated as of March 20, 2025 (the “TR Finance Indenture”), pursuant to which one or more series of debt securities of the Company (the “Securities”) may be issued from time to time; and

WHEREAS, Section 301 of the TR Finance Indenture permits the terms of any series of Securities to be established in an indenture supplemental to the TR Finance Indenture; and

WHEREAS, Section 901 of the TR Finance Indenture provides that a supplemental indenture may be entered into by the Company, TRC, the Subsidiary Guarantors and the Trustees without the consent of any Holders of the Securities for the purpose of establishing the terms of a new series of Securities; and

WHEREAS, the Company has requested the Trustees to join with it in the execution and delivery of this Sixth Supplemental Indenture in order to supplement the TR Finance Indenture by, among other things, establishing certain terms of two new series of Securities to be known as the Company’s “5.100% Notes due 2028” (the “2028 Notes”) and the Company’s “5.750% Notes due 2033” (the “2033 Notes” and together with the 2028 Notes, the “Notes”); and

WHEREAS, the Company has furnished the Trustees with a duly authorized and executed Company Order dated September 17, 2026 authorizing the execution of this Sixth Supplemental Indenture and the issuance of each series of Notes and an Opinion of Counsel in connection with the execution of this Sixth Supplemental Indenture; and

WHEREAS, all things necessary to make this Sixth Supplemental Indenture a valid agreement of the Company, TRC, the Subsidiary Guarantors and the Trustees and a valid supplement to the TR Finance Indenture have been done; and

WHEREAS, the foregoing recitals are made as representations and statements of fact by the Company and not the Notes Trustee or Co-Trustee.

NOW, THEREFORE, this SIXTH SUPPLEMENTAL INDENTURE for and in consideration of the premises and the purchase of the Notes to be issued hereunder by Holders thereof, the Company, TRC, the Subsidiary Guarantors, the Notes Trustee and the Co-Trustee

mutually covenant and agree, for the equal and proportionate benefit of the Holders from time to time of the Notes, as follows:

ARTICLE I

DEFINITIONS

The TR Finance Indenture together with this Sixth Supplemental Indenture is hereinafter sometimes collectively referred to as the “Indenture.” All capitalized terms which are used herein and not otherwise defined herein are defined in the TR Finance Indenture and are used herein with the same meanings as in the TR Finance Indenture.

For all purposes of this Sixth Supplemental Indenture and the Notes, except as otherwise expressly provided or unless the subject matter or the context otherwise requires:

“Additional Amounts” has the meaning set forth in Section 2.03(i) hereof.

“Change of Control” means the occurrence of any one of the following: (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger, amalgamation, arrangement or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Thomson Reuters, taken as a whole, to any person or group, other than to a Thomson Reuters Entity; (2) the first day on which a majority of the members of the TRC Board of Directors are not Continuing Directors; (3) the consummation of any transaction including, without limitation, any merger, amalgamation, arrangement or consolidation the result of which is that any person or group of related persons, other than the Woodbridge Group, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the TRC Voting Stock (which, for greater certainty, excludes the Thomson Reuters Founders Share in TRC held by Thomson Reuters Founders Share Company), measured by voting power rather than number of shares; (4) the consummation of a so-called “going private/Rule 13e-3 transaction” that results in any of the effects described in paragraph (a)(3)(ii) of Rule 13e-3 under the Exchange Act (or any successor provision), following which the Woodbridge Group beneficially owns, directly or indirectly, more than 50% of the TRC Voting Stock (which, for greater certainty, excludes the Thomson Reuters Founders Share), measured by voting power rather than number of shares; or (5) TRC ceases to own, directly or indirectly, 100% of the Voting Stock/Interests of the Company, measured by voting power rather than number of units. For the purposes of this definition, “person” and “group” have the meanings used in Sections 13(d) and 14(d) of the Exchange Act.

“Change of Control Offer” has the meaning set forth in Section 2.03(m)(A) hereof.

“Change of Control Payment” has the meaning set forth in Section 2.03(m)(A) hereof.

“Change of Control Payment Date” has the meaning set forth in Section 2.03(m)(B) hereof.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Event.

“Company” has the meaning set forth in the preamble of this Sixth Supplemental Indenture.

“Consolidated Shareholders’ Equity” means the aggregate of the stated capital accounts for all of TRC’s outstanding shares and the amount of TRC’s consolidated surplus, whether paid in, earned, or otherwise, as such consolidated surplus is shown on its then most recent audited consolidated balance sheet, determined in accordance with GAAP.

“Continuing Directors” means, as of any date of determination, any member of the TRC Board of Directors who (1) was a member of the TRC Board of Directors on the date of the issuance of the Notes; or (2) was nominated for election, elected or appointed to the TRC Board of Directors with the approval of a majority of the Continuing Directors who were members of the TRC Board of Directors at the time of such nomination, election or appointment (either by a specific vote or by approval of the TRC management information circular in which such member was named as a nominee for election as a director).

“Co-Obligor” has the meaning set forth in Section 2.03(l) hereof.

“Co-Trustee” has the meaning set forth in the preamble of this Sixth Supplemental Indenture.

“Debt” means notes, bonds, debentures or other similar evidences of indebtedness for money borrowed.

“DTC” has the meaning set forth in Section 2.02 hereof.

“Exchange Act” means the United States Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended.

“FATCA” has the meaning set forth in Section 2.03(i) hereof.

“Fitch” means Fitch Ratings Ltd.

“Funded Obligation” means any Debt, the principal amount of which by its terms is not payable on demand and the due date of payment of which, after giving effect to any right of extension or renewal exercisable unilaterally on the part of the obligor, is more than 18 months from the date of the creation, issue or incurring of the same.

“Global Note” has the meaning set forth in Section 2.02 hereof.

“Guarantee” means the guarantee obligations of TRC pursuant to Section 1301 of the TR Finance Indenture but solely in respect of the Notes.

“Guarantors” has the meaning set forth in the preamble of this Sixth Supplemental Indenture.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s, BBB- (or the equivalent) by S&P or BBB- (or the equivalent) by Fitch,

and the equivalent investment grade credit rating from any replacement Rating Agency or Rating Agencies selected by the Company.

“Material Subsidiary” means any Subsidiary of TRC the revenues of which for the 12 months ending at the end of the most recently completed fiscal year of such Subsidiary represent 10% or more of the revenues of TRC and its consolidated subsidiaries taken as a whole for the 12 months ending at the end of the most recently completed fiscal year of TRC, or the gross assets of which as at the end of the most recently completed fiscal year of such Subsidiary represent 10% or more of the gross assets of TRC and its consolidated Subsidiaries taken as a whole as at the end of the most recently completed fiscal year of TRC, calculated in each case in accordance with GAAP.

“Moody’s” means Moody’s Investors Service, Inc.

“Non-U.S. Person” has the meaning set forth in Section 2.03(k) hereof.

“Non-U.S. Taxing Jurisdiction” has the meaning set forth in Section 2.03(k) hereof.

“Notes” has the meaning set forth in the recitals of this Sixth Supplemental Indenture.

“Notes Trustee” has the meaning set forth in the preamble of this Sixth Supplemental Indenture.

“Other Additional Amounts” has the meaning set forth in Section 2.03(k) hereof.

“Par Call Date” has the meaning set forth in Section 2.03(e)(B) hereof.

“Parent Guarantor” has the meaning set forth in the preamble of this Sixth Supplemental Indenture.

“Rating Agencies” means (a) each of Moody’s, S&P and Fitch; and (b) with respect to a series of Notes, if any of the Rating Agencies ceases to rate the Notes of such series or fails to make a rating of the Notes of such series publicly available for reasons outside of TRC’s control, a “nationally recognized statistical rating organization” as defined in Section 3(a)(62) of the Exchange Act selected by the Company (as certified by a resolution of the TRC Board of Directors) as a replacement for Moody’s, S&P or Fitch, or some or all of them, as the case may be.

“Rating Event” means, with respect to a series of Notes, the rating of the Notes of such series is lowered by all of the Rating Agencies, and the Notes of such series are rated below an Investment Grade Rating by all of the Rating Agencies on any day within the 60-day period (which 60-day period will be extended so long as the rating of such Notes is under publicly announced consideration for a possible downgrade by such number of Rating Agencies) after the earlier of (1) the occurrence of a Change of Control and (2) public notice of the occurrence of a Change of Control or TRC’s intention to effect a Change of Control; provided, however, that a rating event otherwise arising by virtue of a particular reduction in rating will be deemed not to have occurred in respect of a particular Change of Control (and thus will not be deemed a rating event for purposes of the definition of Change of Control Triggering Event) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform TRC that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control has occurred at the time of the rating event).

“S&P” means S&P Global Rating Services, a division of S&P Global Inc.

“Securities” has the meaning set forth in the recitals of this Sixth Supplemental Indenture.

“Subsidiary Guarantors” has the meaning set forth in the preamble of this Sixth Supplemental Indenture.

“Tax Act” has the meaning set forth in Section 2.03(i) hereof.

“Taxes” has the meaning set forth in Section 2.03(i) hereof.

“Thomson Reuters” means Thomson Reuters Corporation and its consolidated subsidiaries from time to time, and “Thomson Reuters Entity” means any one of them.

“Thomson Reuters (Tax & Accounting)” has the meaning set forth in the preamble of this Sixth Supplemental Indenture.

“Thomson Reuters Applications” has the meaning set forth in the preamble of this Sixth Supplemental Indenture.

“Thomson Reuters Founders Share” means the Thomson Reuters Founders Share in the capital of TRC.

“Thomson Reuters Founders Share Company” means Thomson Reuters Founders Share Company Limited, a corporation incorporated and existing in accordance with the laws of England and Wales.

“TR Finance Indenture” has the meaning set forth in the recitals of this Sixth Supplemental Indenture.

“TRC” has the meaning set forth in the preamble of this Sixth Supplemental Indenture.

“TRC Board of Directors” means either the board of directors of TRC or any duly authorized committee of that board.

“TRC Voting Stock” means, collectively, stock of the class or classes of TRC having general voting power under ordinary circumstances to elect at least a majority of the TRC Board of Directors (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency) and, at any particular time, any other securities of TRC (excluding debt securities and the Thomson Reuters Founders Share in TRC held by the Thomson Reuters Founders Share Company) carrying at that time a voting right ordinarily exercisable at meetings of shareholders either under all circumstances or under some circumstances that have occurred and are continuing.

“Treasury Rate” means, with respect to any Redemption Date, the yield determined by the Company in accordance with the following two paragraphs.

(1) The Treasury Rate shall be determined by the Company after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) - H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, the Company shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to, in the case of the 2028 Notes, the maturity date or, in the case of the 2033 Notes, the Par Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to, in the case of the 2028 Notes, the maturity date or, in the case of the 2033 Notes, the Par Call Date, on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

(2) If on the third business day preceding the redemption date H.15 TCM is no longer published, the Company shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, in the case of the 2028 Notes, the maturity date or, in the case of the 2033 Notes, the Par Call Date, as applicable. If there is no United States Treasury security maturing on, in the case of the 2028 Notes, the maturity date or, in the case of the 2033 Notes, the Par Call Date, but there are two or more United States Treasury securities with a maturity date equally distant from, in the case of the 2028 Notes, the maturity date or, in the case of the 2033 Notes, the Par Call Date, one with a maturity date preceding, in the case of the 2028 Notes, the maturity date or, in the case of the 2033 Notes, the Par Call Date, and one with a maturity date following, in the case of the 2028 Notes, the maturity date or, in the case of the 2033 Notes, the Par Call Date, the Company shall select the United States Treasury security with a maturity date preceding, in the case of the 2028 Notes, the maturity date or, in case of the 2033 Notes, the Par Call Date. If there are two or more United States Treasury securities maturing on, in the case of the 2028 Notes, the maturity date or, in the case of the 2033 Notes, the Par Call Date, or two or more United States Treasury securities meeting the criteria of the preceding sentence, the Company shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

“West Publishing” has the meaning set forth in the preamble of this Sixth Supplemental Indenture.

“Wholly-Owned Subsidiary” means any Subsidiary of which the Company, at the time of determination, directly and/or indirectly, through one or more other Subsidiaries, owns 100% of the shares of Voting Stock/Interests of such Subsidiary.

“Woodbridge” means The Woodbridge Company Limited, a corporation incorporated under the laws of the Province of Ontario.

“Woodbridge Group” means at any particular time such of (a) Woodbridge, (b) the Affiliates of Woodbridge, and (c) the respective successors and assigns of Woodbridge or any such Affiliate, as, at such time, are controlled directly or indirectly by one or more corporations all of the shares of which are held by one or more individuals who are members of the family of the late first Lord Thomson of Fleet or trusts for their benefit.

ARTICLE II

STANDARD PROVISIONS; THE NOTES

SECTION 2.01  Creation of the Notes; Designation.

In accordance with Section 301 of the TR Finance Indenture, the Company, as principal, hereby creates, pursuant to the Indenture: (i) a separate series of Securities designated as the “5.100% Notes due 2028” and (ii) a separate series of Securities designated as the “5.750% Notes due 2033”.

SECTION 2.02  Form of the Notes.

The Notes of each series shall be represented by one or more fully-registered global notes in book-entry form (each, a “Global Note”) which shall each be deposited with, or on behalf of, The Depository Trust Company, New York, New York (“DTC”) and registered in the name of the nominee of DTC. The Global Note in respect of the 2028 Notes shall be in the form of Exhibit I attached hereto and the Global Note in respect of the 2033 Notes shall be in the form of Exhibit II attached hereto. So long as DTC, or its nominee, is the registered owner of a Global Note, DTC or its nominee, as the case may be, shall be considered the sole owner or Holder of the Notes represented by a Global Note for all purposes under the Indenture. Ownership of beneficial interests in a Global Note shall be shown on, and transfers thereof shall be effected only through, records maintained by DTC (with respect to beneficial interests of participants or persons that hold interests through participants) or by participants or persons that hold interest through participants (with respect to beneficial interests of beneficial owners). Beneficial interests in a Global Note will be held in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof. A Global Note may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee.

SECTION 2.03 Terms and Conditions of the Notes.

The Notes shall be governed by all the terms and conditions of the Indenture, as supplemented by this Sixth Supplemental Indenture, and in particular, the following provisions shall be terms of the Notes:

(a)   Date of Payment of Principal. The principal of the 2028 Notes shall be payable on September 15, 2028. The principal of the 2033 Notes shall be payable on September 15, 2033.

(b)   Issue Price. On the date hereof, the 2028 Notes shall be issued at 99.989% of the principal amount thereof and the 2033 Notes shall be issued at 99.756% of the principal amount thereof.

(c)   Interest.

(A) The 2028 Notes shall bear interest at the rate of 5.100% per annum; the 2033 Notes shall bear interest at the rate of 5.750% per annum; provided, that in each case, any principal and premium and any installment of interest which is overdue shall bear interest at the same rate (to the extent that the payment of such interest shall be legally enforceable). The interest for each series of Notes will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

(B) Interest in respect of each series of Notes shall accrue from and including September 17, 2026 or from and including the most recent Interest Payment Date to which interest has been paid or duly provided for.

(C) The Interest Payment Dates on which interest shall be payable in respect of each series of Notes shall be March 15 and September 15 in each year, commencing March 15, 2027.

(D) The Regular Record Dates for interest in respect of each series of Notes shall be March 1 and September 1 (whether or not a Business Day) in respect of the interest payable on March 15 and September 15, respectively.

(d)   Payment of Principal and Interest. Settlement for the Notes shall be made in immediately available funds. All payments of principal and interest shall be made by the Company in immediately available funds. The Notes shall trade in the Same-Day Funds Settlement System of DTC until Maturity, and secondary market trading activity for the Notes shall settle in immediately available funds.

(e)   Optional Redemption.

(A) Prior to the maturity date, the Company may redeem the 2028 Notes at its option, in whole or in part, at any time and from time to time, at a Redemption Price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(I) (a) the sum of the present values, as calculated by the Company, of the remaining scheduled payments of principal and interest thereon discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 10 basis points less (b) interest accrued to the Redemption Date; and

(II) 100% of the principal amount of the 2028 Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the Redemption Date.

(B) Prior to July 15, 2033 (the “Par Call Date”), the Company may redeem the 2033 Notes at its option, in whole or in part, at any time and from time to time, at a Redemption Price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(I) (a) the sum of the present values, as calculated by the Company, of the remaining scheduled payments of principal and interest thereon discounted to the Redemption Date (assuming the 2033 Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less (b) interest accrued to the Redemption Date; and

(II) 100% of the principal amount of the 2033 Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the Redemption Date.

On or after the Par Call Date, the Company may redeem the 2033 Notes, in whole or in part, at any time and from time to time, at a Redemption Price equal to 100% of the principal amount of the 2033 Notes being redeemed plus accrued and unpaid interest thereon to the Redemption Date.

(C) Unless the Company defaults in the payment of the Redemption Price, on or after the Redemption Date, interest will cease to accrue on the Notes of the series to be redeemed or the portions thereof called for redemption.

(D) The Company’s actions and determinations in determining the Redemption Price shall be conclusive evidence and binding for all purposes, absent manifest error.

(E) Notice of any redemption shall be mailed or electronically delivered (or otherwise transmitted in accordance with the Depositary’s procedures) at least 10 days but not more than 60 days before the Redemption Date to each Holder of the series of Notes to be redeemed.

(f)   Negative Pledge

So long as any of the Notes are Outstanding:

(A) neither TRC nor the Company will create or permit to subsist after knowledge of the existence thereof any Security Interest upon any part of its undertaking or assets to secure any Debt of TRC or the Company, respectively; or

(B) TRC will not permit any Material Subsidiary to give any Guarantee to secure any Debt of TRC or the Company,

without at the same time or as soon as reasonably practicable thereafter offering to the Holders of Notes a ratable and pari passu interest in the same Security Interest or Guarantee, as applicable, but the covenant in this Section 2.03(f) will not apply to, or operate to prevent:

(I) any Security Interest for, or any Guarantee by a Material Subsidiary of, any Debt of TRC or the Company, as applicable, the amount of which, when aggregated with the amount of all other Debt of TRC and the Company then outstanding in respect of which Security Interest or a Guarantee by a Material Subsidiary has been given, excluding any Security Interest or Guarantee given pursuant to the exceptions in subparagraphs (II) to (IV) below, would not exceed 10% of Consolidated Shareholders’ Equity;

(II) any Security Interest on (a) any asset (including shares) acquired or held by TRC or the Company to secure Debt of TRC or the Company, respectively, incurred solely for the purpose of financing the acquisition, construction, research, development or improvement of such asset, or (b) shares of a Subsidiary organized solely to acquire any such asset;

(III) the assumption by TRC or the Company of any Security Interest in existence on any asset at the time of acquisition thereof, including any such assumption consequent upon any amalgamation, merger, arrangement or other corporate reorganization;

(IV) TRC or the Company giving any Security Interest (other than on shares or fixed assets) in the ordinary course of the Company’s or a Guarantor’s business to any bank or banks or others to secure any Debt of TRC or the Company that is not a Funded Obligation; or

(V) the extension, renewal or refunding of any Security Interest permitted under subparagraphs (II) to (IV) above to the extent of the principal amount of Debt of TRC or the Company, as applicable, secured by and owing under any such Security Interest at the time of such extension, renewal or refunding.

(g)   Merger, Consolidation or Amalgamation.

For purposes of the Notes, Section 801 of the TR Finance Indenture shall not apply in respect of (i) any consolidation, amalgamation or merger involving

TRC and/or the Company, respectively, any of their respective Subsidiaries; (ii) any conveyance, transfer, or sale of lease of TRC’s and/or the Company’s respective properties or assets to any of their Subsidiaries; or (iii) any other transaction between TRC, the Company and/or any one or more of their Subsidiaries.

(h)   Applicability of Defeasance or Covenant Defeasance. The provisions of Article Twelve of the TR Finance Indenture shall apply to the Notes.

(i)   Additional Amounts.

All payments made by TRC under the Guarantee will be made free and clear of, and without withholding or deduction for or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or therein or by any authority or agency therein or thereof having power to tax (hereinafter “Taxes”), unless TRC is required to withhold or deduct Taxes by applicable law or by the interpretation or administration thereof. If TRC is so required to withhold or deduct any amount for or on account of Taxes from any payment made by it under the Guarantee, TRC will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each Holder of the Notes (including, as applicable, the beneficial owners in respect of any such Holder) after such withholding or deduction (including such deductions and withholdings applicable to Additional Amounts) will not be less than the amount the Holder (including, as applicable, the beneficial owners in respect of any such Holder) would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to: (a) any Tax that is payable, imposed, levied, collected or assessed other than by withholding from payments made under the Guarantee; (b) any Note presented for payment (where presentation is required) more than 30 days after the later of (i) the date on which such payment first becomes due or (ii) if the full amount of the monies payable has not been paid to the Holders or beneficial owners of the Notes on or prior to such date, the date on which the full amount of such monies has been paid to the Holders or beneficial owners of the Notes, except to the extent that the Holder or beneficial owner of the Notes would have been entitled to such Additional Amounts on presentation of the same for payment on the last day of such period of 30 days; (c) any estate, inheritance, gift, sales, transfer, excise or personal property Tax or any similar Tax; (d) any Taxes that are imposed or withheld by reason of the failure of the Holder or beneficial owner of the Notes to comply with any certification, identification, information, documentation or other reporting requirement if compliance is required by law, regulation, or administrative practice of Canada or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Taxes or is otherwise reasonably requested by the Company or TRC to support a claim for relief or exemption from such Taxes; (e) any (i) tax, assessment, withholding or deduction required pursuant to Sections 1471 to 1474 of the U.S. Internal Revenue Code of 1986, as amended (“FATCA”), or any successor version thereof, or any similar legislation imposed by any other governmental authority, or (ii) Tax or penalty arising from the Holder’s or beneficial owner’s failure to properly comply with the Holder’s or beneficial owner’s obligations imposed under the Canada-United States Enhanced Tax Information Exchange Agreement Implementation Act (Canada) or any treaty, law or regulation or other official guidance enacted by Canada implementing FATCA or an intergovernmental agreement with respect to FATCA or any similar legislation imposed by any other governmental authority, including, for greater certainty, Part XVIII and Part XIX of the Income Tax Act (Canada) (the “Tax Act”); or (f) any combination of the foregoing clauses (a) to (e).

TRC will also (1) make such withholding or deduction and (2) remit the full amount deducted or withheld by it to the relevant authority in accordance with applicable law. TRC will take reasonable efforts to furnish to the Notes Trustee or applicable Holders of the Notes, within a reasonable time after the date the payment of any Taxes by it is due pursuant to applicable law, certified copies of tax receipts or other evidence of such remittance. TRC will indemnify and hold harmless each Holder (including, as applicable, the beneficial owners in respect of any such Holder) and, upon written request, will reimburse each such Holder (including, as applicable, the beneficial owners in respect of any such Holder) for the amount of (i) any Taxes (other than any Taxes for which Additional Amounts would not be payable pursuant to clauses (a) through (f) above) levied or imposed and paid by such Holder (including, as applicable, the beneficial owners in respect of any such Holder) as a result of payments made under the Guarantee which have not been withheld or deducted and remitted by TRC in accordance with applicable law, (ii) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (iii) any Taxes (other than any Taxes for which Additional Amounts would not be payable pursuant to clauses (a) through (f) above) imposed with respect to any reimbursement under clause (i) or (ii) above, but excluding any such Taxes on such Holder’s (including, as applicable, the beneficial owners in respect of any such Holder’s) net income.

Whenever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), Redemption Price, Change of Control Payment, interest or any other amount payable, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

(j)   Tax Redemption.

Each series of Notes will be redeemable, at the Company’s option following receipt of a written request by TRC requesting that the Company redeem a particular series of Notes, in whole and not in part, at any time, at 100% of the aggregate principal amount, together with accrued and unpaid interest thereon to the Redemption Date (including any Additional Amounts), upon the giving of a notice as described in Section 1102 and Section 1104 of the TR Finance Indenture, if (1) TRC will be obligated on the next Interest Payment Date to pay an amount under the Guarantee with respect to such series of Notes (2) TRC determines that (a) as a result of any change in or amendment to (including any officially announced prospective change or amendment) the laws (or any rules, regulations, rulings or administrative pronouncements promulgated thereunder) of

Canada or of any political subdivision or taxing authority thereof or therein or any change in official position regarding the application or interpretation of such laws, rules, regulations, rulings or administrative pronouncements (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) on or after the date TRC assumes the Company’s obligations pursuant to the Guarantee, TRC has or will become obligated to pay, on the next succeeding Interest Payment Date, Additional Amounts under the Guarantee or (b) on or after the date TRC assumes the Company’s obligations pursuant to the Guarantee, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada or any political subdivision or taxing authority thereof or therein, including any of those actions specified in clause (a) above, whether or not such action was taken or decision was rendered with respect to TRC, or any change, amendment, application or interpretation shall be officially proposed (assuming that such announced change will become effective as of the date specified in such announcement and in the form announced), which, in any such case, in the Opinion of Counsel to TRC, will result in TRC becoming obligated to pay, on the next succeeding Interest Payment Date, Additional Amounts under the Guarantee, and (3) in any such case, TRC and the Company in their business judgment determine that such obligation cannot be avoided by the use of reasonable measures available to TRC or the Company (which, for the avoidance of doubt, shall not include a change in the terms of the applicable series of Notes or a substitution of the debtor); provided however, that at the time such notice of redemption is given, such obligation to pay such Additional Amounts remains in effect.

(k)   Other Additional Amounts.

Where any Person (i) assumes the Company’s obligations under the Notes and this Indenture pursuant to Article Eight of the TR Finance Indenture, or (ii) becomes a Co-Obligor (as defined herein) pursuant to Section 2.03(l), and such Person is domiciled under any jurisdiction other than a state of the United States (a “Non-U.S. Taxing Jurisdiction”) (each such Person, a “Non-U.S. Person”), such Non-U.S. Person shall (A) pay additional amounts (“Other Additional Amounts”) in the form substantially similar to that described in Section 2.03(i), with such modifications as the Company and such Non-U.S. Person reasonably determine are customary and appropriate to address then-applicable (or potentially applicable future) taxes, duties, levies, imposts, assessments or other governmental charges imposed or levied by or on behalf of the applicable governmental authority in respect of payments made by such Non-U.S. Person under or with respect to the notes to U.S. noteholders, including any exceptions thereto as the Company and such Non-U.S. Person shall reasonably determine would be customary and appropriate and (B) the Notes will be redeemable, at such Non-U.S. Person’s option, in whole and not in part, at any time, at 100% of the aggregate principal amount, together with accrued and unpaid interest thereon to the Redemption Date (including any Other Additional Amounts), upon the giving of a notice as described in Section 1102 and Section 1104 of the TR Finance Indenture, if (1) such Non-U.S. Person determines that (a) as a result of any change in or amendment to (including any officially announced prospective change or amendment) the laws (or any rules, regulations, rulings or administrative pronouncements promulgated thereunder) of any Non-U.S. Taxing Jurisdiction, or any change in official position regarding the application or interpretation of such laws, rules, regulations, rulings or administrative pronouncements (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) on or after the date such Non-U.S. Person assumes the Company’s obligations, such Non-U.S. Person has or will become obligated to pay, on the next succeeding Interest Payment Date, Other Additional Amounts with respect to any Notes or (b) on or after the date such Non-U.S. Person assumes the Company’s obligations, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, a Non-U.S. Taxing Jurisdiction, including any of those actions specified in clause (a) above, whether or not such action was taken or decision was rendered with respect to such Non-U.S. Person, or any change, amendment, application or interpretation shall be officially proposed (assuming that such announced change will become effective as of the date specified in such announcement and in the form announced), which, in any such case, in the Opinion of Counsel to such Non-U.S. Person, will result in such Non-U.S. Person becoming obligated to pay, on the next succeeding Interest Payment Date, Other Additional Amounts with respect to any Notes, and (2) in any such case, such Non-U.S. Person in its business judgment determines that such obligation cannot be avoided by the use of reasonable measures available to such Non-U.S. Person (which, for the avoidance of doubt, shall not include a change in the terms of the Notes or a substitution of the debtor); provided however, that at the time such notice of redemption is given, such obligation to pay such Other Additional Amounts remains in effect.

(l)   Addition of Co-Obligors.

The Company shall have the right at any time, without notice to or consent of the Holders of the Notes of either series, to designate a Wholly-Owned Subsidiary to assume, as co-obligor (in this Section, a “Co-Obligor”) on a joint and several basis with the Company, all obligations of the Company under the Indenture (insofar as it applies to a particular series of the Notes) and a particular series of the Notes, provided that:

(A) by an indenture supplemental to the Indenture, executed and delivered to the Trustees, in form satisfactory to the Trustees, the Co-Obligor shall expressly assume, as co-obligor on a joint and several basis with the Company, the Company’s obligation for the due and punctual payment of the principal of (and premium, if any), including the Redemption Price and Repayment Price, and interest on all the Notes of such series and the performance of every covenant of the Indenture (insofar as it applies to the Notes of such series) on the part of the Company to be performed or observed; and

(B) the obligations of the Co-Obligor under such series of Notes shall rank equally with all of the Co-Obligor’s other unsecured and unsubordinated obligations.

(m)   Offer to Repurchase on Change of Control Triggering Event.

(A) If a Change of Control Triggering Event occurs, unless the Company has exercised its right to redeem all of the Notes of the applicable series, the Company will be required to make an offer to repurchase all, or, at the Holder’s option, any part (equal to US$1,000 or an integral multiple thereof), of each Holder’s Notes of such series on the terms set forth in this Section 2.03(m) (in this Section, the “Change of Control Offer”). In the Change of Control Offer, the Company shall offer payment in cash equal to 101% of the aggregate principal amount of Notes of the series to be repurchased plus accrued and unpaid interest, if any, on such Notes, to the date of repurchase (in this Section, the “Change of Control Payment”).

(B) Within 30 days following any Change of Control Triggering Event, the Company shall deliver a notice to each Holder of the Notes of the series to be repurchased, with a copy to the Notes Trustee for such series, describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the Notes of such series on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is delivered (in this Section, the “Change of Control Payment Date”), pursuant to the procedures required by this Section 2.03(m) and described in such notice. The Company shall comply with the requirements of applicable securities laws and regulations in connection with the repurchase of any Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any applicable securities laws or regulations conflict with the provisions under this Section 2.03(m), the Company shall comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this Section 2.03(m) by virtue of such conflict.

(C) On the Change of Control Payment Date, the Company will, to the extent lawful:

(I) accept for payment all Notes or portions of the Notes properly tendered pursuant to the Change of Control Offer;

(II) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions of the Notes properly tendered; and

(III) deliver or cause to be delivered to the Notes Trustee the Notes properly accepted, together with an Officer’s Certificate stating the aggregate principal amount of the Notes or portions of the Notes being purchased by the Company.

(D) The Paying Agent will promptly deliver to each Holder of properly tendered Notes the purchase price for such Notes, and the Notes Trustee will, upon receipt of a Company Order to authenticate, promptly authenticate and deliver (or cause to be transferred by book-entry) to each such Holder a new Note equal in principal amount to any unpurchased portion of any such Note surrendered; provided that each new Note will be in a principal amount of US$2,000 and integral multiples of US$1,000 in excess thereof.

(E) The Company will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by the Company and such third party purchases all Notes properly tendered and not withdrawn under its offer.

(n)   Paying Agent and Place of Payment. The Company hereby appoints the Notes Trustee as the initial Paying Agent for the Notes. So long as the Notes are in global form, the Place of Payment for the Notes will be New York, New York.

(o)   Trustee. Pursuant to the TR Finance Indenture, the Notes Trustee is hereby appointed as trustee of the Notes and all future series of Securities for which it may be designated to act as Trustee by Company Order delivered to it prior to the issuance of such series of Securities and the Notes Trustee hereby accepts such appointment. Subject to applicable law, including the Business Corporations Act (Ontario), the Co-Trustee acknowledges and agrees with the Company and the Notes Trustee that (i) the Co-Trustee is not a trustee of the Notes, and (ii) the Co-Trustee shall not act as Paying Agent, Security Registrar or Transfer Agent for the Notes unless so appointed by the Company.

SECTION 2.04 Tax Act.

As at the date hereof, the Company is not a resident of Canada for purposes of the Tax Act, and for so long as any Notes remain outstanding the Company shall not become resident of Canada for the purposes of the Tax Act.

ARTICLE III

EVENTS OF DEFAULT

SECTION 3.01 Events of Default.

For the benefit of Holders of the Notes, the failure by the Company to comply with its obligations set forth in Section 2.03(m) hereof is an Event of Default and shall be added to Section 501 of the TR Finance Indenture and considered as clause (7) to Section 501 with respect to the Notes for all purposes of the TR Finance Indenture.

ARTICLE IV

MISCELLANEOUS PROVISIONS

SECTION 4.01 Effect of Sixth Supplemental Indenture.

(a) This Sixth Supplemental Indenture is a supplemental indenture within the meaning of Section 901 of the TR Finance Indenture, and the TR Finance Indenture shall be read together with this Sixth Supplemental Indenture and shall have the same effect over the Notes in the same manner as if the provisions of the TR Finance Indenture and Sixth Supplemental Indenture were contained in the same instrument.

(b) In all other respects, the TR Finance Indenture is confirmed by the parties hereto as supplemented by the terms of this Sixth Supplemental Indenture.

SECTION 4.02 Governing Law.

This Sixth Supplemental Indenture and the Notes shall be governed by and construed in accordance with the laws of the State of New York. For greater certainty, the exercise, performance or discharge by the Co-Trustee of any of its rights, powers, duties, or responsibilities hereunder shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable thereto.

SECTION 4.03 Effect of Headings and Table of Contents.

The Article and Section headings herein are for convenience only and shall not affect the construction hereof.

SECTION 4.04 Successors and Assigns.

All covenants and agreements in this Sixth Supplemental Indenture by the Company shall bind its successors and assigns, whether so expressed or not.

SECTION 4.05 Severability Clause.

In case any provision in this Sixth Supplemental Indenture or in any Notes, as applicable, shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 4.06 Benefits of Indenture.

Nothing in this Sixth Supplemental Indenture or in the Notes, as the case may be, express or implied, shall give to any Person, other than the parties hereto, any Authenticating Agent, any Paying Agent, any Security Registrar and their successors hereunder, the Holders of the Notes, any benefit or any legal or equitable right, remedy or claim under this Sixth Supplemental Indenture.

SECTION 4.07 Counterparts.

This Sixth Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same Indenture. Counterparts may be delivered via facsimile, electronic mail, electronic signatures (including, without limitation, DocuSign and AdobeSign) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes. Facsimile, documents executed, scanned and transmitted electronically and electronic signatures, including those created or transmitted through a software platform or application, shall be deemed original signatures for purposes of this Indenture and all other related documents and all matters and agreements related thereto, with such facsimile, scanned and electronic signatures having the same legal effect as original signatures. The parties hereto agree that this Sixth Supplemental Indenture or any other related document or any instrument, agreement or document necessary for the consummation of the transactions contemplated by this Indenture or the other related documents or related hereto or thereto (including, without limitation, addendums, amendments, notices, instructions, communications with respect to the delivery of securities or the wire transfer of funds or other communications) (“Executed Documentation”) may be accepted, executed or agreed to through the use of an electronic signature in accordance with applicable laws, rules and regulations in effect from time to time applicable to the effectiveness and enforceability of electronic signatures. Any Executed Documentation accepted, executed or agreed to in conformity with such laws, rules and regulations will be binding on all parties hereto to the same extent as if it were physically executed and each party hereby consents to the use of any third party electronic signature capture service providers as may be reasonably chosen by a signatory hereto or thereto. When the Notes Trustee acts on any Executed Documentation sent by electronic transmission, the Notes Trustee will not be responsible or liable for any losses, costs or expenses arising directly or indirectly from its reliance upon and compliance with such Executed Documentation, notwithstanding that such Executed Documentation (a) may not be an authorized or authentic communication of the party involved or in the form such party sent or intended to send (whether due to fraud, distortion or otherwise) or (b) may conflict with, or be inconsistent with, a subsequent written instruction or communication; it being understood and agreed that the Notes Trustee shall conclusively presume that Executed Documentation that purports to have been sent by an authorized officer of a person has been sent by an authorized officer of such person. The party providing Executed Documentation through electronic transmission or otherwise with electronic signatures agrees to assume all risks arising out of such electronic methods, including, without limitation, the risk of the Notes Trustee acting on unauthorized instructions and the risk of interception and misuse by third parties.

SECTION 4.08 Acceptance of Trusts.

The Notes Trustee hereby accepts the trusts in this Sixth Supplemental Indenture declared and provided for and agrees to perform the same upon the terms and conditions set forth in the Indenture and in trust for the Holders from time to time, subject to the terms and conditions of the Indenture.

SECTION 4.09 Effective Time.

This Sixth Supplemental Indenture shall become effective upon the execution and delivery of this Sixth Supplemental Indenture by the Company, the Guarantors and the Trustees.

Remaining pages left blank intentionally.

IN WITNESS WHEREOF, the parties hereto have caused this Sixth Supplemental Indenture to be duly executed and attested, all as of the day and year first written above.

TR FINANCE LLC, as Issuer

By:	/s/ Richard Napolitano
	Name:	Richard Napolitano
	Title:	Chief Financial Officer

THOMSON REUTERS CORPORATION, as Parent Guarantor

By:	/s/ Chad MacLean
	Name:	Chad MacLean
	Title:	Treasurer

WEST PUBLISHING CORPORATION, as a Subsidiary Guarantor

By:	/s/ Ragunath Ramanathan
	Name:	Ragunath Ramanathan
	Title:	President

Signature Page to Sixth Supplemental Indenture

THOMSON REUTERS APPLICATIONS INC., as a Subsidiary Guarantor

By:	/s/ Ragunath Ramanathan
	Name:	Ragunath Ramanathan
	Title:	President

THOMSON REUTERS (TAX & ACCOUNTING) INC., as a Subsidiary Guarantor

By:	/s/ Elizabeth Beastrom
	Name:	Elizabeth Beastrom
	Title:	President

DEUTSCHE BANK TRUST COMPANY AMERICAS, as Notes Trustee

By:	/s/ Mary Miselis
	Name:	Mary Miselis
	Title:	Vice President

By:	/s/ Carol Ng
	Name:	Carol Ng
	Title:	Vice President

ACKNOWLEDGED AND AGREED, as of the day and year first written above.

COMPUTERSHARE TRUST COMPANY OF CANADA, as Co-Trustee

By:	/s/ Neil Scott
	Name:	Neil Scott
	Title:	Corporate Trust Officer

By:	/s/ Mohanie Shivprasad
	Name:	Mohanie Shivprasad
	Title:	Associate Trust Officer

Signature Page to Sixth Supplemental Indenture

EXHIBIT I

(Form of Global Note)

Unless this certificate is presented by an authorized representative of The Depository Trust Company, a New York corporation (“DTC”), to the Company (as defined below) or its agent for registration of transfer, exchange or payment, and any certificate issued is registered in the name of Cede & Co. or such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

Unless and until it is exchanged in whole or in part for Securities in definitive registered form, this certificate may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor Depositary or a nominee of such successor Depositary.

TR FINANCE LLC

5.100% Notes due 2028

No. [●]

US$[●]

CUSIP: 87268LAF4

ISIN: US87268LAF40

TR Finance LLC, a limited liability company formed under the laws of the State of Delaware (herein called the “Company”, which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to Cede & Co., or its registered assigns, the principal sum of US$[●] ([●] UNITED STATES DOLLARS) on September 15, 2028, at the office or agency of the Company referred to below, and to pay interest thereon on [●], 20[●], and semi-annually thereafter, on March 15 and September 15 in each year, from September 17, 2026, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, at the rate of 5.100% per annum, until the principal hereof is paid or duly provided for, and (to the extent lawful) to pay on demand interest on any overdue interest at the rate borne by the Securities from the date on which such overdue interest becomes payable to the date payment of such interest has been made or duly provided for. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security is registered at the close of business on the Regular Record Date for such interest, which shall be March 1 or September 1 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for shall forthwith cease to be payable to the Holder on such Regular Record Date, and such defaulted interest and (to the extent lawful) interest on such defaulted interest at the rate borne by the Securities, may be paid to the Person in whose name this Security is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been duly executed by the Trustee by manual or electronic signature, this Security shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose.

Remaining pages left blank intentionally.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed and attested.

Dated: [●], 20[●]

TR FINANCE LLC

By:
Name:
Title:

Attest:
Name: Title:

Signature Page to Note

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated as the 5.100% Notes due 2028, and issued under the Indenture as described herein.

DEUTSCHE BANK TRUST COMPANY AMERICAS, as Trustee

By:

THIS CERTIFICATE OF THE TRUSTEE SIGNED ON THE SECURITIES WILL NOT BE CONSTRUED AS A REPRESENTATION OR WARRANTY BY THE TRUSTEE AS TO THE VALIDITY OF THE INDENTURE OR OF THE SECURITIES OR OF THEIR ISSUANCE AND THE TRUSTEE WILL IN NO RESPECT BE LIABLE OR ANSWERABLE FOR THE USE MADE OF SUCH SECURITIES OR ANY OF THEM OR THE PROCEEDS THEREOF. THIS CERTIFICATE OF THE TRUSTEE SIGNED ON THE SECURITIES WILL, HOWEVER, BE A REPRESENTATION AND WARRANTY BY THE TRUSTEE THAT THE SECURITIES HAVE BEEN DULY AUTHENTICATED BY OR ON BEHALF OF THE TRUSTEE PURSUANT TO THE PROVISIONS OF THE INDENTURE.

Signature Page to Trustee’s Certificate of Note

[Reverse of Security]

This Security is one of a duly authorized issue of securities of the Company designated as its 5.100% Notes due 2028 (herein called the “Securities”) issued under an indenture, dated as of March 20, 2025 (herein called the “TR Finance Indenture”), among the Company, Thomson Reuters Corporation (“TRC”), West Publishing Corporation (“West Publishing”), Thomson Reuters Applications Inc. (“Thomson Reuters Applications”) and Thomson Reuters (Tax & Accounting) Inc. (“Thomson Reuters (Tax & Accounting)” and together, with West Publishing and Thomson Reuters Applications, the “Subsidiary Guarantors”), Deutsche Bank Trust Company Americas, as U.S. trustee (herein called the “Trustee”, which term includes any successor trustee under the Indenture), and Computershare Trust Company of Canada, as Canadian trustee (the “Canadian Trustee”), and a Sixth Supplemental Indenture, dated as of September 17, 2026, among the Company, TRC, the Subsidiary Guarantors, the Trustee and the Canadian Trustee (the “Sixth Supplemental Indenture” and, together with the TR Finance Indenture, referred to herein as the “Indenture”), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties, obligations and immunities thereunder of the Company, the Trustee and the Holders, and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is a global Security representing US$[●] aggregate principal amount of the Securities.

The Securities will be direct, unsecured obligations of the Company and will be fully and unconditionally guaranteed by TRC and the Subsidiary Guarantors.

Payment of the principal of (and premium, if any, on) and interest on this Security will be made at the office or agency of the Company maintained or caused to be maintained for that purpose in New York, New York or at such other office or agency of the Company as may be maintained or caused to be maintained for such purpose, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; provided, however, that payment of the principal (and premium, if any) and interest may be made at the option of the Company (i) by check mailed to the address of the Person entitled thereto as such address shall appear on the Security Register or (ii) by wire transfer to an account maintained by the payee located in the United States or Canada; provided, that principal paid in relation to any Security, redeemed at the option of the Company or upon Maturity, shall be paid to the Holder of such Security only upon presentation and surrender of such Security to such office or agency referred to above.

This Security is not subject to any sinking fund.

Any Person who assumes the Company’s obligations hereunder pursuant to Article Eight of the TR Finance Indenture and who is domiciled in or under any jurisdiction other than a state of the United States will pay to the Holders such other additional amounts as may be payable under the Sixth Supplemental Indenture, and the Securities will be redeemable, at such Person’s option, in whole and not in part, at any time, on the other terms and conditions as set forth in the Sixth Supplemental Indenture.

The Company may redeem the Security at its option, in whole or in part, at any time and from time to time, at the applicable Redemption Price and on the other terms and conditions as set forth in the Sixth Supplemental Indenture.

In the case of any redemption of Securities, interest installments whose Stated Maturity is on or prior to the Redemption Date will be payable to the Holders of such Securities of record at the close of business on the relevant record date referred to on the face hereof. Securities (or portions thereof) for whose redemption provision is made in accordance with the Indenture shall cease to bear interest from and after the Redemption Date.

In the event of redemption of this Security in part only, a new Security or Securities for the unredeemed portion hereof shall be issued in the name of the Holder hereof upon the cancellation hereof.

The Securities will be subject to certain restrictive covenants as provided in the Sixth Supplemental Indenture. In addition, upon the occurrence of a Change of Control Triggering Event, unless the Company has exercised its right to redeem the Securities, the Company will be required to make an offer to purchase the Securities at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase, in accordance with the terms and conditions as set forth in the Sixth Supplemental Indenture.

If an Event of Default (including any additional Events of Default as set forth in the Sixth Supplemental Indenture) shall occur and be continuing, the principal of the Securities may be declared due and payable in the manner and with the effect provided in the Indenture.

The Indenture contains provisions for defeasance at any time of (a) the entire indebtedness of the Company on this Security and (b) certain restrictive covenants and the related Defaults and Events of Default, in each case upon compliance by the Company with certain conditions set forth therein, which provisions apply to this Security.

The Company has the right at any time, without notice to or consent of the Holders, to designate one of its Wholly-Owned Subsidiaries (as defined in the Sixth Supplemental Indenture) to assume, as co-obligor (a “Co-Obligor”) on a joint and several basis with the Company, all obligations of the Company under the Indenture (insofar as it applies to the Securities) and the Securities, provided that the conditions set out in the Indenture are satisfied. The obligations of the Co-Obligor under the Securities shall rank equally with all of the Co-Obligor’s other unsecured and unsubordinated obligations.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of such series affected thereby under the Indenture at any time by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of all affected Securities at the time Outstanding. The Indenture also contains provisions permitting the Holders of specified percentages in aggregate principal amount of the Securities at the time Outstanding, on behalf of the Holders of all the Securities affected thereby, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by or on behalf of the

Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof whether or not notation of such consent or waiver is made upon this Security.

The Company may from time to time, without notice to or the consent of the Holders, create and issue further Securities ranking pari passu with the Securities in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the Securities or except for the first payment of interest following the issue date of the Securities) and so that such further Securities may be consolidated and form a single series with the Securities and have the same terms as to status, redemption or otherwise as the Securities.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of (and premium, if any, on) and interest on this Security at the times, place, and rate, and in the coin or currency, herein prescribed.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registerable on the Security Register of the Company, upon surrender of this Security for registration of transfer at the office or agency of the Company maintained or caused to be maintained for such purpose or at a central register maintained by the Trustee at the Corporate Trust Office in New York, New York, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Securities are issuable only in registered form without coupons in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof. As provided in the Indenture and subject to certain limitations therein set forth, the Securities are exchangeable for a like aggregate principal amount of Securities of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any registration of transfer or exchange of Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith, other than certain exchanges as specified in the Indenture.

Prior to the time of due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and none of the Company, the Trustee or any agent shall be affected by notice to the contrary.

The Paying Agent for the Securities initially is Deutsche Bank Trust Company Americas.

Any money that the Company deposits with the Trustee or any Paying Agent or held by the Company in trust for the payment of principal of (or premium, if any) or any interest on the Securities that remains unclaimed for two years after the date upon which the principal, premium, if any, or interest are due and payable, will be repaid to the Company upon the Company’s request subject to the mandatory provisions of any applicable unclaimed property law. After that time, unless otherwise required by mandatory provisions of any unclaimed property law, the Holder will be able to seek any payment to which that Holder may be entitled to collect only from the Company.

The Company’s obligation to pay the principal of (or premium, if any) and interest on the Securities will cease if the Securities are not presented for payment within a period of ten years and a claim for interest is not made within five years from the date on which such principal, premium, if any, or interest, as the case may be, becomes due and payable.

The Indenture and this Security shall be governed by and construed in accordance with the laws of the State of New York. The exercise, performance or discharge by the Canadian Trustee of any of its rights, powers, duties or responsibilities thereunder shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable thereto.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

EXHIBIT II

(Form of Global Note)

Unless this certificate is presented by an authorized representative of The Depository Trust Company, a New York corporation (“DTC”), to the Company (as defined below) or its agent for registration of transfer, exchange or payment, and any certificate issued is registered in the name of Cede & Co. or such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

Unless and until it is exchanged in whole or in part for Securities in definitive registered form, this certificate may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor Depositary or a nominee of such successor Depositary.

TR FINANCE LLC

5.750% Notes due 2033

No. [●]

US$[●]

CUSIP: 87268LAG2

ISIN: US87268LAG23

TR Finance LLC, a limited liability company formed under the laws of the State of Delaware (herein called the “Company”, which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to Cede & Co., or its registered assigns, the principal sum of US$[●] ([●] UNITED STATES DOLLARS) on September 15, 2033, at the office or agency of the Company referred to below, and to pay interest thereon on [●], 20[●], and semi-annually thereafter, on March 15 and September 15 in each year, from September 17, 2026, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, at the rate of 5.750% per annum, until the principal hereof is paid or duly provided for, and (to the extent lawful) to pay on demand interest on any overdue interest at the rate borne by the Securities from the date on which such overdue interest becomes payable to the date payment of such interest has been made or duly provided for. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security is registered at the close of business on the Regular Record Date for such interest, which shall be March 1 or September 1 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for shall forthwith cease to be payable to the Holder on such Regular Record Date, and such defaulted interest and (to the extent lawful) interest on such defaulted interest at the rate borne by the Securities, may be paid to the Person in whose name this Security is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been duly executed by the Trustee by manual or electronic signature, this Security shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose.

Remaining pages left blank intentionally.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed and attested.

Dated: [●], 20[●]

TR FINANCE LLC

By:
Name:
Title:

Attest:
Name: Title:

Signature Page to Note

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated as the 5.750% Notes due 2033, and issued under the Indenture as described herein.

DEUTSCHE BANK TRUST COMPANY AMERICAS, as Trustee

By:

THIS CERTIFICATE OF THE TRUSTEE SIGNED ON THE SECURITIES WILL NOT BE CONSTRUED AS A REPRESENTATION OR WARRANTY BY THE TRUSTEE AS TO THE VALIDITY OF THE INDENTURE OR OF THE SECURITIES OR OF THEIR ISSUANCE AND THE TRUSTEE WILL IN NO RESPECT BE LIABLE OR ANSWERABLE FOR THE USE MADE OF SUCH SECURITIES OR ANY OF THEM OR THE PROCEEDS THEREOF. THIS CERTIFICATE OF THE TRUSTEE SIGNED ON THE SECURITIES WILL, HOWEVER, BE A REPRESENTATION AND WARRANTY BY THE TRUSTEE THAT THE SECURITIES HAVE BEEN DULY AUTHENTICATED BY OR ON BEHALF OF THE TRUSTEE PURSUANT TO THE PROVISIONS OF THE INDENTURE.

Signature Page to Trustee’s Certificate of Note

[Reverse of Security]

This Security is one of a duly authorized issue of securities of the Company designated as its 5.750% Notes due 2033 (herein called the “Securities”) issued under an indenture, dated as of March 20, 2025 (herein called the “TR Finance Indenture”), among the Company, Thomson Reuters Corporation (“TRC”), West Publishing Corporation (“West Publishing”), Thomson Reuters Applications Inc. (“Thomson Reuters Applications”) and Thomson Reuters (Tax & Accounting) Inc. (“Thomson Reuters (Tax & Accounting)” and together, with West Publishing and Thomson Reuters Applications, the “Subsidiary Guarantors”), Deutsche Bank Trust Company Americas, as U.S. trustee (herein called the “Trustee”, which term includes any successor trustee under the Indenture), and Computershare Trust Company of Canada, as Canadian trustee (the “Canadian Trustee”), and a Sixth Supplemental Indenture, dated as of September 17, 2026, among the Company, TRC, the Subsidiary Guarantors, the Trustee and the Canadian Trustee (the “Sixth Supplemental Indenture” and, together with the TR Finance Indenture, referred to herein as the “Indenture”), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties, obligations and immunities thereunder of the Company, the Trustee and the Holders, and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is a global Security representing US$[●] aggregate principal amount of the Securities.

The Securities will be direct, unsecured obligations of the Company and will be fully and unconditionally guaranteed by TRC and the Subsidiary Guarantors.

Payment of the principal of (and premium, if any, on) and interest on this Security will be made at the office or agency of the Company maintained or caused to be maintained for that purpose in New York, New York or at such other office or agency of the Company as may be maintained or caused to be maintained for such purpose, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; provided, however, that payment of the principal (and premium, if any) and interest may be made at the option of the Company (i) by check mailed to the address of the Person entitled thereto as such address shall appear on the Security Register or (ii) by wire transfer to an account maintained by the payee located in the United States or Canada; provided, that principal paid in relation to any Security, redeemed at the option of the Company or upon Maturity, shall be paid to the Holder of such Security only upon presentation and surrender of such Security to such office or agency referred to above.

This Security is not subject to any sinking fund.

Any Person who assumes the Company’s obligations hereunder pursuant to Article Eight of the TR Finance Indenture and who is domiciled in or under any jurisdiction other than a state of the United States will pay to the Holders such other additional amounts as may be payable under the Sixth Supplemental Indenture, and the Securities will be redeemable, at such Person’s option, in whole and not in part, at any time, on the other terms and conditions as set forth in the Sixth Supplemental Indenture.

The Company may redeem the Security at its option, in whole or in part, at any time and from time to time, at the applicable Redemption Price and on the other terms and conditions as set forth in the Sixth Supplemental Indenture.

In the case of any redemption of Securities, interest installments whose Stated Maturity is on or prior to the Redemption Date will be payable to the Holders of such Securities of record at the close of business on the relevant record date referred to on the face hereof. Securities (or portions thereof) for whose redemption provision is made in accordance with the Indenture shall cease to bear interest from and after the Redemption Date.

In the event of redemption of this Security in part only, a new Security or Securities for the unredeemed portion hereof shall be issued in the name of the Holder hereof upon the cancellation hereof.

The Securities will be subject to certain restrictive covenants as provided in the Sixth Supplemental Indenture. In addition, upon the occurrence of a Change of Control Triggering Event, unless the Company has exercised its right to redeem the Securities, the Company will be required to make an offer to purchase the Securities at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase, in accordance with the terms and conditions as set forth in the Sixth Supplemental Indenture.

If an Event of Default (including any additional Events of Default as set forth in the Sixth Supplemental Indenture) shall occur and be continuing, the principal of the Securities may be declared due and payable in the manner and with the effect provided in the Indenture.

The Indenture contains provisions for defeasance at any time of (a) the entire indebtedness of the Company on this Security and (b) certain restrictive covenants and the related Defaults and Events of Default, in each case upon compliance by the Company with certain conditions set forth therein, which provisions apply to this Security.

The Company has the right at any time, without notice to or consent of the Holders, to designate one of its Wholly-Owned Subsidiaries (as defined in the Sixth Supplemental Indenture) to assume, as co-obligor (a “Co-Obligor”) on a joint and several basis with the Company, all obligations of the Company under the Indenture (insofar as it applies to the Securities) and the Securities, provided that the conditions set out in the Indenture are satisfied. The obligations of the Co-Obligor under the Securities shall rank equally with all of the Co-Obligor’s other unsecured and unsubordinated obligations.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of such series affected thereby under the Indenture at any time by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of all affected Securities at the time Outstanding. The Indenture also contains provisions permitting the Holders of specified percentages in aggregate principal amount of the Securities at the time Outstanding, on behalf of the Holders of all the Securities affected thereby, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by or on behalf of the

Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof whether or not notation of such consent or waiver is made upon this Security.

The Company may from time to time, without notice to or the consent of the Holders, create and issue further Securities ranking pari passu with the Securities in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the Securities or except for the first payment of interest following the issue date of the Securities) and so that such further Securities may be consolidated and form a single series with the Securities and have the same terms as to status, redemption or otherwise as the Securities.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of (and premium, if any, on) and interest on this Security at the times, place, and rate, and in the coin or currency, herein prescribed.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registerable on the Security Register of the Company, upon surrender of this Security for registration of transfer at the office or agency of the Company maintained or caused to be maintained for such purpose or at a central register maintained by the Trustee at the Corporate Trust Office in New York, New York, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Securities are issuable only in registered form without coupons in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof. As provided in the Indenture and subject to certain limitations therein set forth, the Securities are exchangeable for a like aggregate principal amount of Securities of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any registration of transfer or exchange of Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith, other than certain exchanges as specified in the Indenture.

Prior to the time of due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and none of the Company, the Trustee or any agent shall be affected by notice to the contrary.

The Paying Agent for the Securities initially is Deutsche Bank Trust Company Americas.

Any money that the Company deposits with the Trustee or any Paying Agent or held by the Company in trust for the payment of principal of (or premium, if any) or any interest on the Securities that remains unclaimed for two years after the date upon which the principal, premium, if any, or interest are due and payable, will be repaid to the Company upon the Company’s request subject to the mandatory provisions of any applicable unclaimed property law. After that time, unless otherwise required by mandatory provisions of any unclaimed property law, the Holder will be able to seek any payment to which that Holder may be entitled to collect only from the Company.

The Company’s obligation to pay the principal of (or premium, if any) and interest on the Securities will cease if the Securities are not presented for payment within a period of ten years and a claim for interest is not made within five years from the date on which such principal, premium, if any, or interest, as the case may be, becomes due and payable.

The Indenture and this Security shall be governed by and construed in accordance with the laws of the State of New York. The exercise, performance or discharge by the Canadian Trustee of any of its rights, powers, duties or responsibilities thereunder shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable thereto.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.